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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 22, 2002 announcing TWO NEW ARRESTS IN SONERA'S TELECOMMUNICATIONS IDENTIFICATION DATA CASE.

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SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 22, 2002, 2.30 p.m.

TWO NEW ARRESTS IN SONERA'S TELECOMMUNICATIONS IDENTIFICATION DATA CASE

        The police have today made two new arrests related to the suspected violation of secrecy of communications at Sonera Corporation in 2000 and 2001. The National Bureau of Investigation has arrested Jari Jaakkola, Executive Vice President and member of Sonera's Executive Management Team, who has been responsible for Corporate Communications and IR, and another employee of the company. The reason for the arrests is that the persons are suspected on reasonable grounds for gross violation of secrecy of communications. Both persons have been relieved of their duties for the time being.

        Jyrki Karasvirta, Vice President of Press Relations at Sonera Corporation, has been appointed acting head of Sonera's Corporate Communications.

        Sonera Corporation holds a press conference related to the matter today, on November 22, 2002, at 5:00 p.m. Address: Sturenkatu 11D, Vallila, Helsinki.

SONERA CORPORATION

Harri Koponen
President and CEO

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 22, 2002, 2.30 p.m. TWO NEW ARRESTS IN SONERA'S TELECOMMUNICATIONS IDENTIFICATION DATA CASE
SIGNATURES